1 / 2 FERROVIAL SE (“FERROVIAL”) ANNOUNCES THE RATIO AND NUMBER OF SHARES TO BE ISSUED FOR THE INTERIM SCRIP DIVIDEND Amsterdam, 19 June 2024 – Ferrovial (Ticker: "FER") announces that the ratio for the interim scrip dividend of EUR 0.3033 per share in the share capital of Ferrovial with a nominal value of EUR 0.01 each ("Ferrovial Shares") announced on 9 May 2024 is one (1) new Ferrovial Share for every 120.2110 existing Ferrovial Shares (the "Ratio"). The Ratio is based on the volume weighted average price of all traded Ferrovial Shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") on 3, 4 and 5 June 2024, of EUR 36.4600, and was calculated such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. Ferrovial shareholders were given the opportunity to communicate their election between cash and new Ferrovial Shares between 22 May 2024 and 5 June 2024. Those shareholders that did not communicate their election during this period will receive payment of the dividend in Ferrovial Shares. No elections or elections to receive dividend in the form of new Ferrovial Shares were received for 78.21% of the outstanding Ferrovial Shares at the dividend record date (21 May 2024). Accordingly, pursuant to the Ratio, Ferrovial will issue 4,719,782 new Ferrovial Shares, resulting in Ferrovial's total issued capital increasing to EUR 7,454,081.47, representing 745,408,147 Ferrovial Shares. Payment of the cash dividend and delivery of new Ferrovial Shares, including settlement of share fractions in cash, if required, will take place from 21 June 2024 onwards on the basis of entitlements on the dividend record date. Distributions in cash, including settlement of share fractions in cash, where applicable, will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in The Depositary Trust Company, or (ii) as a holder of shares in registered form directly on the share register of Ferrovial, who will be paid in USD at the following EUR/USD exchange rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00 pm fixing of 5 June 2024: 1.0868. This document is made available by publication on Ferrovial's website and is the document referred to in article 1 paragraph 4 sub h and article 1 paragraph 5 sub g of the EU Prospectus Regulation (2017/1129). These materials and the issue of share dividend discussed herein are not an offer of securities for sale in the United States under the U.S. Securities Act of 1933. The new Ferrovial Shares to be issued as share dividend will be offered and admitted to trading on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market without a prospectus. More information on the rights attached to Ferrovial Shares can be found at www.ferrovial.com/en/ir-shareholders/corporate-governance/rules-of- organization/, and more information about Ferrovial can be found at www.ferrovial.com/en/ir-shareholders/.

2 / 2 About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue- chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002. Forward-looking Statements This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which are typically identified by words or phrases, such as "about," "believe," "expect," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could" and words of similar meaning, reflect the company's beliefs and expectations and are based on numerous assumptions regarding the company's present and future business strategies and the environment the company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, including the risk factors described in the "Risk Factors" section in the company's registration statement on Form 20-F, publicly filed with the United States Securities and Exchange Commission on April 29, 2024. Forward-looking statements speak only as of their date and neither the company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.